525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Mark D. Wood Mark.wood@kattenlaw.com 312.902.5493 direct 312.577.8858 fax

January 24, 2013

Submitted via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Registration Statement on Form S-1 by Diamond Resorts International, Inc.

Good afternoon:

On behalf of our client, Diamond Resorts International, Inc. (“Diamond”), we have confidentially submitted Diamond’s draft Registration Statement on Form S-1 (the “Confidential Submission”) to the Securities and Exchange Commission today, January 24, 2013.

Please note that notes 23 and 24 to the audited consolidated financial statements of Diamond Resorts Parent, LLC and subsidiaries are included in the Confidential Submission as they were included in the comparable audited consolidated financial statements included in Diamond Resorts Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Similarly, notes 22 and 23 to the unaudited consolidated financial statements of Diamond Resorts Parent, LLC and subsidiaries are included in the Confidential Submission as they were included in the comparable unaudited consolidated financial statements included in Diamond Resorts Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. However, because such notes to the financial statements are not required for purposes of Form S-1, Diamond does not intend to include such notes once it updates the Confidential Submission to include audited financial statements for the year ended December 31, 2012. Diamond will continue to include, in applicable notes to Diamond’s financial statements included in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, condensed consolidating financial statements for Diamond’s guarantor and non-guarantor subsidiaries relating to its outstanding senior secured notes. Additionally, Diamond expects to include in future Current Reports on Form 8-K supplemental condensed consolidating financial statements with respect to restricted and unrestricted subsidiaries in connection with Diamond’s outstanding senior secured notes.

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities Exchange Commission

January 24, 2013

If you have any questions regarding the Confidential Submission or anything contained in this letter, please contact me at (312) 902-5493 (telephone), (312) 577-8858 (fax) or mark.wood@kattenlaw.com, or contact my colleague Jim Anderson at (312) 902-5620 (telephone), (312) 577-4446 (fax) or james.anderson1@kattenlaw.com.

Sincerely,

/s/ Mark D. Wood

Mark D. Wood

MDW

cc:	David F. Palmer

C. Alan Bentley

Howard S. Lanznar

Lisa Gann

Jared T. Finkelstein

Kris F. Heinzelman

Joseph D. Zavaglia